January 5, 2018 VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Navigator Holdings LTD.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 01, 2017
File No. 001-36202

Dear Ms. Blye:

Set forth below is the response of Navigator Holdings Ltd. (the “Company,” or “our”) to a comment received from the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2017, with respect to the Company’s Form 20-F for the Year Ended December 31, 2016, filed with the Commission on March 1, 2017 (the “Form 20-F”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to the Form 20-F, unless otherwise specified.

General

1.	You indicate in a table on page 31 of the 20-F that 11.7% of your total 2015 revenues are attributable to PDVSA and that 9.4% of your total 2016 revenues are attributable to Pertamina. News reports have indicated that PDVSA was working on the construction of a refinery in Syria and would provide crude oil to the refinery. Recent news reports state that Pertamina participates in oil and natural gas joint ventures in Sudan and holds interests in properties located in Sudan.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company is acutely aware of its obligations and complies fully with the various sanctions regimes around the world, not just the sanctions authorities of the United States, but also the relevant departments within the United Nations, European Union and other individual countries, as well as governmental institutions and agencies of those countries. Our current 38 vessels transport liquefied petroleum gases (“LPG”) and other petrochemical gases throughout the globe and the Company is extremely vigilant in ensuring our vessels do not call to countries or ports or trade with persons that may be on any sanctions lists which restrict or inhibit such trade or relationship.

The Company has an aggregate of five vessels on time charters to PDVSA and Pertamina. Three of these vessels are currently on time charters to Pertamina, and have been on charter to Pertamina continuously since 2008, 2010 and 2013, respectively. Two of these vessels are currently on time charters to PDVSA, and the Company or its subsidiaries have generally had one or more vessels on time charter to PDVSA since 2006. The charters with respect to these vessels are, and always have been, time charters rather than bareboat charters. As such, the Company maintains control of the vessels throughout the term of the charter by providing crew and being responsible for the technical maintenance of the vessels. Bareboat charters on the other hand, essentially represent assets provided to charterers, with the charterer being fully responsible for all aspects of the vessel during the bareboat charter, including crew and technical maintenance. The Company has never entered into any bareboat charters.

The trades undertaken by the Company’s vessels in the specific cases of both PDVSA and Pertamina are cabotage trades, whereby the vessels are employed to transport LPG from a location within Venezuela or Indonesia, respectively, to a port or location within that same country. Consequently, our vessels have never undertaken any voyages to any sanctioned country on behalf of PDVSA or Pertamina.

The Company continues to monitor all its existing and new charterers to ensure that the Company does not have any commercial arrangements with entities or persons that are listed by the above-mentioned sanctions authorities.

The Company further notes that it has secured loan facilities for the majority of the vessels in its fleet and each of those facilities contains stringent sanctions compliance requirements. The Company carefully monitors and fully complies with such requirements at all times. In addition, the hull and machinery insurances and protection and indemnity insurances for the Company’s vessels place restrictions on a vessel’s trading, generally consistent with sanctioned countries, which restrictions are also carefully monitored by the Company.

The Company has no past, current or anticipated contacts with Sudan and Syria, whether through its subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements. The Company does not knowingly provide any services, products, information or technology to Sudan or Syria, directly or indirectly, and has not had and does not have any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

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Please direct any questions you have with respect to the foregoing responses to me at +44 (0) 20 7340 4852 (niall.nolan@navigatorgas.com) or Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036 (avelazquez@velaw.com).

Very truly yours,

/s/ Niall J. Nolan

Niall J. Nolan

Chief Financial Officer

Navigator Holdings Ltd.

cc:	Ann Parker (Securities and Exchange Commission, Division of Corporation Finance)

Adorys Velazquez (Vinson & Elkins L.L.P.)